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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

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                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



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         This Amendment No. 13 -- Final Amendment (the "Final Amendment") amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998, as amended, with respect to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

Item 1 is hereby amended and supplemented by adding thereto the following:

         The Offer terminated at 5:00 p.m., ET, on Tuesday, June 30, 1998.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

Item 5 is hereby amended and supplemented by adding thereto the following:

         As soon as practicable, Purchaser (i) intends to seek to procure the making of an application to the NYSE for the Shares to be delisted from the NYSE and (ii) will take measures to cause the registration of the Shares under the Exchange Act to be terminated.

ITEM 6.  INTERESTS IN SECURITIES IN THE SUBJECT COMPANY.

Item 6 is hereby amended and supplemented by adding thereto the following:

         Purchaser owns 7,648,680 Shares, which represents approximately 95% of the outstanding Shares. As of 9:00 a.m., ET, on July 1, 1998, a total of 10,942 Shares had been tendered pursuant to Notices of Guaranteed Delivery. The information contained in Purchaser's press release dated July 1, 1998, a copy of which is filed hereto as Exhibit (a)(22), is incorporated by reference herein.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

(f) On July 1, 1998, Purchaser issued a press release which announced the expiration of the Offer at 5:00 p.m., ET, on June 30, 1998. Purchaser also announced that it had been advised by the Depositary that as of 9:00 a.m., ET, on July 1, 1998, approximately 7.6 million shares of Common Stock of the Company had been validly tendered and not withdrawn, representing approximately 95% of the outstanding Common Stock of the Company. The shares tendered include 10,942 shares pursuant to Notices of Guaranteed Delivery. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(22) and is incorporated by reference herein.


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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(22) Press Release, dated July 1, 1998.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 1998



                               GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                               BY: /S/ GRAHAM L. ADELMAN
                                   ---------------------------------------------
                                   Name:  Graham L. Adelman
                                   Title: Senior Vice President, General Counsel
                                                 and Secretary


                               BGN ACQUISITION CORP.


                               BY: /S/ GRAHAM L. ADELMAN
                                   ---------------------------------------------
                                   Name:  Graham L. Adelman
                                   Title: Senior Vice President